ORRSTOWN FINANCIAL SERVICES, INC.
4750 Lindle Road
Harrisburg, Pennsylvania 17111

February 9, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Aisha Adegbuyi

Re:	Request for Acceleration of Effectiveness Orrstown Financial Services, Inc. Registration Statement on Form S-3 (File No. 333-293049)

Dear Ms. Adegbuyi:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Orrstown Financial Services, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 4:00 p.m., Eastern Standard Time, on February 12, 2026, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Kenneth J. Rollins of Pillar+Aught at (717) 308-9633.

Very truly yours,

ORRSTOWN FINANCIAL SERVICES, INC.

By:	/s/ Matthew Dyckman
Matthew Dyckman
Executive Vice President and General Counsel